U.S. Tiger Securities, Inc.

437 Madison Ave., 27th Floor

New York, NY 10022

VIA EDGAR

September 26, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attn:	Jenna Hough
Lilyanna Peyser
Valeria Franks
Rufus Decker

Re:	HomesToLife Ltd
Registration Statement on Form F-1, as amended Initially Filed on August 22, 2024 File No. 333-281693

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), US Tiger Securities, Inc., acting as representative of the underwriters, hereby joins HomesToLife Ltd in requesting acceleration of the effective date of the above-referenced Registration Statement, as amended, so that it will become effective on September 30, 2024, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the preliminary prospectus dated September 19, 2024, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirm that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that it has complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

US Tiger Securities, Inc.

By:	/s/ Jack Ye
Name: Jack Ye
Title: Managing Director